                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                  DYNAMEX INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    26784F103
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

_____________________

       1    The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 26784F103                    13D                    Page 2 of 6 Pages
----------------------------      --------------    ----------------------------

================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              STEEL PARTNERS II, L.P.
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      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                       (b) / /
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      3            SEC USE ONLY

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      4            SOURCE OF FUNDS*
                        WC
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      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                           / /
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      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
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   NUMBER OF            7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       871,700
  OWNED BY         -------------------------------------------------------------
     EACH               8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                          -0-
                   -------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                    871,700
                   -------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          871,700
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      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          8.3%
--------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON*

                          PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 26784F103                    13D                    Page 3 of 6 Pages
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================================================================================

      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              WARREN G. LICHTENSTEIN
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      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3            SEC USE ONLY

--------------------------------------------------------------------------------
      4            SOURCE OF FUNDS*
                        OO
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      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
--------------------------------------------------------------------------------
   NUMBER OF            7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       871,700
   OWNED BY        -------------------------------------------------------------
     EACH               8      SHARED VOTING POWER
  REPORTING
 PERSON WITH                          -0-
                   -------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                    871,700
                   -------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                      -0-
                   -------------------------------------------------------------
      11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                          871,700
--------------------------------------------------------------------------------
      12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
      13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              8.3%
--------------------------------------------------------------------------------
      14                TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------      --------------    ----------------------------
CUSIP No. 26784F103                    13D                    Page 4 of 6 Pages
----------------------------      --------------    ----------------------------

          The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

          Item 3 is hereby amended to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The  aggregate  purchase  price of the 871,700  Shares of Common Stock owned by Steel  Partners II is  $1,333,768.  The Shares of Common Stock owned by
Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended to read as follows:

          (a) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon 10,506,817 Shares  outstanding,  which is the total  number of Shares of Common  Stock  outstanding  as reported in the
Issuer's Form 10-Q for the quarter ended January 31, 2002.

          As of the  close of  business  on June 17,  2002,  Steel  Partners  II beneficially  owned 871,700 Shares of Common Stock,  constituting  approximately
8.3% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 871,700
Shares,   constituting  approximately  8.3%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 871,700
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were acquired in  open-market  transactions, except for 4,500 Shares  which were  transferred  to Steel  Partners II directly from the account of a foreign  investment fund which was previously managed on a discretionary  basis by Steel  Partners  Services,  Ltd.,  an affiliate of Steel
Partners II, pursuant to an investment management agreement.

     Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions  in the Issuer's
Common Stock during the past sixty days by the  Reporting  Persons.  All of such transactions were effected in the open market.

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CUSIP No. 26784F103                    13D                    Page 5 of 6 Pages
----------------------------      --------------    ----------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:    June 18, 2002                         STEEL PARTNERS II, L.P.

                                                By: Steel Partners, L.L.C.
                                                    General Partner

                                                By: /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No. 26784F103                    13D                    Page 4 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

    Shares of Common Stock           Price Per                  Date of
         Purchased                   Share($)                   Purchase
    ----------------------           ---------                  --------

                            STEEL PARTNERS II, L.P.
                            -----------------------

            11,000                    1.9623                     4/22/02
            10,000                    2.0300                     4/29/02
            10,000                    2.0400                     5/08/02
             2,500                    2.0400                     5/13/02
             3,000                    2.0400                     5/14/02
               400                    2.0400                     5/15/02
             1,500                    2.0400                     5/16/02
            19,800                    2.0400                     5/17/02
            31,600                    1.9902                     5/20/02
             7,200                    2.0100                     5/21/02
             2,000                    2.0400                     5/28/02
             5,000                    2.0400                     5/29/02
             6,500                    2.0000                     6/12/02

                               WARREN LICHTENSTEIN
                               -------------------
                                      None